GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/0387/03/LTR

03007209

4 March 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

03 MAR -6 AM 7:21

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 14 February 2003 *(Formation of the Remuneration Committee and Change in Composition of the Nominations Committee).*

Regards,

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel : 221 2266
Fax: 223 2746

MASNET No. 37 OF 14.02.2003
Announcement No. 37

CITY DEVELOPMENTS LIMITED

FORMATION OF THE REMUNERATION COMMITTEE AND CHANGE IN THE COMPOSITION OF THE NOMINATIONS COMMITTEE

The Board of Directors of City Developments Limited wishes to announce the formation of the Remuneration Committee and the change in the composition of the Nominations Committee as follows :

Remuneration Committee

The Remuneration Committee comprises the following members:

Mr Chee Keng Soon (Chairman)	-	Independent non-executive Director
Mr Kwek Leng Beng		
Mr Tang See Chim	-	Independent non-executive Director

Nominations Committee

(a) Mr Chee Keng Soon has been appointed as Chairman of the Nominations Committee in place of Mr Kwek Leng Beng, who shall remain as a member of the said committee.

(b) Mr Tan I Tong has ceased as a member of the Nominations Committee.

(c) Following the above changes, the Nominations Committee now comprises the following members:

Mr Chee Keng Soon (Chairman)	-	Independent non-executive Director
Mr Kwek Leng Beng		
Mr Foo See Juan	-	Independent non-executive Director

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 14/02/2003 to the SGX